Aspen Group settles litigation with former director

OKLAHOMA CITY, December 9, 2004 - Aspen Group Resources Corporation (TSX: ASR) ("Aspen" or the "Company") today announced that all legal disputes between the Company and Lenard Briscoe, a former director of Aspen, have been settled. Aspen and Mr. Briscoe have reached an agreement to terminate all current and future litigation. Terms of the agreement are confidential.

Aspen Group Resources Corporation is an independent oil and natural gas producer engaged in the acquisition, exploration, production and development of oil and natural gas properties in North America. Aspen's shares trade on The Toronto Stock Exchange under the symbol "ASR".

Additional information on Aspen Group Resources Corporation is available from:

Kevin O'Connor

877-775-8734

koconnor@aspengroupresources.com

Or visit the Company's website at www.aspengroupresources.com

Portions of this document include “forward-looking statements”, which may be understood as any statement other than a statement of historical fact.  Forward-looking statements contained in this document are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances.  Actual results may vary materially from management’s expectations and projections expressed in this document.  Certain factors that can affect the Company’s ability to achieve projected results are described in the Company’s Annual Report on Form 20-F and other reports filed with the Securities and Exchange Commission.  Such factors include, among others, production variances from expectations, uncertainties about estimates of reserves, volatility of oil and gas prices, the need to develop and replace reserves, the substantial capital expenditures required to fund operations, environmental risks, drilling and operating risks, risks related to exploratory and developmental drilling, competition, government regulation, and the ability of the company to implement its business strategy.